July 27, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.

Registration Statement on Form S-4

Filed June 25, 2012

File No. 333-182306

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012

File No. 001-11727

Energy Transfer Equity, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 1-32740

This letter sets forth the responses of Energy Transfer Partners, L.P. (“ETP”) and Energy Transfer Equity, L.P. (“ETE”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 24, 2012 (the “Comment Letter”) with respect to ETP’s Registration Statement on Form S-4 (the “Form S-4”) and each of ETP’s and ETE’s Annual Reports on Form 10-K for the year ended December 31, 2011 (the “Forms 10-K”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Form S-4. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Registration Statement on Form S-4

General

1. Please file with the next amendment to your registration statement the exhibits required by Item 601 of Regulation S-K, including a legality opinion.

Response: We acknowledge the Staff’s comment and have filed the required exhibits, including a legality opinion, with Amendment No. 1 to the Form S-4.

2. Please note that all comments relating to the Forms 10-K for the year ended December 31, 2011 must be resolved before you request acceleration of the effective date of this registration statement.

July 27, 2012

Response: We intend to resolve all comments relating to the Forms 10-K prior to requesting effectiveness of the Form S-4.

Where You Can Find More Information, page 155

3. We note your incorporation by reference of additional documents filed “between the date of this document and the effective time of the merger.” Please revise this language consistent with the requirements of Item 11(b) of Form S-4. Additionally, please revise your incorporation by reference section to include filings filed subsequent to your registration statement. In this regard, please note Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 on our website. Finally, please revise the reference to the Form 8-K filed on “June 22, 2012” to reflect its actual filing date of June 25, 2012.

Response: We have revised the language in this section to comply with the requirements of Item 11(b) of Form S-4 and have revised this section to include the filings made subsequent to the filing of the Form S-4. In addition, we have revised the reference to the Form 8-K filed on “June 22, 2012” to reflect its filing date of June 25, 2012.

Item 22. Undertakings, page II-1

4. Please revise to include all of the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F of Release No. 33-6578. Please also revise to include the undertaking required by Item 512(b) of Regulation S-K, which appears to apply to your transaction.

Response: We acknowledge the Staff’s comments and have included the required undertakings in Amendment No. 1 to the Form S-4.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 11. Executive Compensation, page 88

5. Please revise future filings to discuss the reasons for any significant changes in compensation amounts in the most recent fiscal year. For example, while you have indicated the reasons that Messrs. McCrea and Mason received the 2011 grants of equity awards, it is unclear why there is a significant difference between the number of equity awards granted in 2011 versus 2010. Please supplementally show us your proposed revised disclosure. Please note that this comment applies to the Form 10-K for Energy Transfer Equity, L.P., as well.

Response: We acknowledge the Staff’s comment and will revise our future filings by including disclosure substantially similar to the language below. The new disclosure would replace the third paragraph of the section of the ETP Form 10-K entitled “Executive Compensation— Compensation Discussion and Analysis—Methodology—Equity Awards” (currently page 91 of the ETP Form 10-K for the year ended December 31, 2011) and the third paragraph of the section of the ETE Form 10-K entitled “Executive Compensation—Compensation Discussion and Analysis—Methodology—ETP Equity Awards” (currently page 101 of the ETE Form 10-K for the year ended December 31, 2011). The revised disclosure would be as follows:

July 27, 2012

“In approving the grant of such unit awards, the Compensation Committee took into account the same factors as discussed above under the caption “-Annual Bonus,” the long-term objective of retaining such individuals as key drivers of the Partnership’s future success, the existing level of equity ownership of such individuals and the previous awards to such individuals of equity unit awards subject to vesting. In the case of the unit award of 136,000 units to Mr. McCrea in May 2011, the Compensation Committee made a special grant of this unit award as a result of Mr. McCrea’s extraordinary effort and business acumen related to:

•

the business evaluation of the NGL transportation and storage business of LDH Energy Asset Holdings LLC that was a key element in the successful acquisition of this business by Lone Star (a joint venture between ETP and Regency) in May 2011;

•

the successful development of a project by Lone Star to construct an NGL fractionation facility in Mont Belvieu, Texas related to the newly acquired NGL transportation and storage business in May 2011;

•	the significant progress through May 2011 in pursuing an NGL pipeline project from Jackson County, Texas to Mount Belvieu, Texas for Lone Star;

•

the successful development of a significant expansion of ETP’s REM pipeline to provide additional natural gas gathering, processing and liquids services from the Eagle Ford Shale area in South Texas, which project was announced in April 2011; and

•	the evaluation of the business of Southern Union that was an important aspect of ETE’s determination to acquire Southern Union pursuant to a negotiated merger transaction announced in June 2011.

In connection with these projects, Mr. McCrea expanded his role to include management responsibility for the new business segment of ETP involving the NGL transportation, storage and fractionation operations conducted by Lone Star and also demonstrated his overall significant value to the long-term business success of ETP. As a result, the Compensation Committee determined that it was paramount for the continued success of ETP to ensure the long-term retention of Mr. McCrea as the President and Chief Operating Officer of ETP and that a significant unit award would provide a significant incentive for Mr. McCrea to continue to serve ETP in these capacities during the five-year period covered by the vesting schedule for this unit award.

The unit award of 50,000 units to Mr. McCrea in December 2011 and 40,000 units to Mr. Mason were made in connection with the Compensation Committee’s normal practice of granting unit awards at the end of each fiscal year to key management personnel of ETP to both reward these employees for their contributions to the success of ETP during the fiscal year but also to provide a retention arrangement to incentivize these persons to continue to provide their services to ETP due to the vesting features of these

July 27, 2012

unit awards (20% vesting each year over a five-year time period). In the case of Mr. McCrea, the grant of a unit award of 50,000 units in connection with this end of fiscal year unit award process was less than the unit award of 200,000 units granted in January 2011 as part of the end of fiscal 2010 unit award process, and the two unit awards granted to Mr. McCrea in May and December of 2011 of a combined 186,000 units was less than the unit award of 200,000 units granted to Mr. McCrea as part of the end of the fiscal year 2010 unit award process. With respect to Mr. Mason, the unit award of 40,000 units in December 2011 was larger than the unit award of 20,000 units in December 2010 due to his significant contributions to the success of ETP related to the significant transactions described under the caption “-Annual Bonus” above, his greater level of responsibility resulting from the greater scope of legal matters resulting from the growth of ETP during 2011 and the desire of the Compensation Committee to incentivize Mr. Mason to continue to serve ETP in his current capacities during the five-year period covered by the vesting schedule for this unit award.”

*     *     *     *     *

In connection with our response to the Staff’s comments relating to the Forms 10-K, both ETE and ETP hereby acknowledge that:

•   ETP and ETE are responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   ETP and ETE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer – ETE
(214) 981-0724

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer – ETP
(214) 981-0720 or
(210) 403-7455

July 27, 2012

Cc:	John Meinders

Grant Thornton LLP

William N. Finnegan IV

Latham & Watkins LLP

Sean T. Wheeler

Latham & Watkins LLP